FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916

Investment Managers	BLACKROCK
July 11, 2006
Dear Colleague:
As you know, in February, we jointly announced our intention to combine the Merrill Lynch Investment Managers (MLIM®) and BlackRock investment management businesses, with an anticipated closing date at the end of the third quarter of 2006. Once finalized, the combined organization will be responsible for managing approximately $1 trillion* in client assets. We will offer clients worldwide a full range of equity, fixed income, liquidity and alternative investment products.
During the week of June 19, both BlackRock fund shareholders and MLIM fund shareholders began receiving proxy materials asking them to vote on, among other things, new investment advisory agreements, a new investment sub-advisory agreement for certain funds and, for certain BlackRock municipal funds, a fundamental investment policy change.
Additionally, shareholders of certain funds are being sent proxy materials asking them to approve the reorganization of selected BlackRock and MLIM funds. Only shareholders of the funds that are being acquired are required to approve these changes. Included herewith is a list of proposed fund reorganizations as well as a list of certain mutual funds with proposed name and/or portfolio manager changes.
In an effort to provide you with the tools and information you need to serve your clients, we will continue to update you on our progress in the coming weeks. As a pre-notification to upcoming events, here is an anticipated transition schedule for back office professionals.

Key Transition Event	Anticipated Date of Change

Proposed reorganization of certain MLIM open-end funds into other MLIM funds pending shareholder approval (Communication only to select firms that are impacted by reorganizations.)	August 25, 2006

Transfer Agency conversion to PFPC	End of September 2006

All remaining open-end fund reorganizations completed	Mid-October 2006

Beginning the week of July 10, 2006, we will distribute additional details on fund name/CUSIP changes, fund rule/service changes and other information important to this transition. Additional updates will be distributed throughout the summer as necessary, including details on an upcoming conference call focused on your questions around back office operations integration.
Please know that we remain focused on investment performance and client service, as we recognize the importance of the trust placed with us. Contact Pete Thatch at 609.282.1567 or Rich Hardiman at 609.282.0762 at MLIM or BlackRock Investor Services at 800.882.3302, if you have any additional questions around the upcoming combination of MLIM and BlackRock.
Sincerely,
Merrill Lynch Investment Managers & BlackRock Investor Services
*Data as of 3.31.06.

This material is not intended to be a solicitation for any investment product referenced herein.
PROPOSED FUND REORGANIZATIONS

PORTFOLIO IMPACTED	ACQUIRED BY	RESULTING	PORTFOLIO
		FUND NAME	MANAGEMENT TEAM

Equity Funds

ML Strategy All Equity	ML Large Cap Core	BR Large Cap Core	Doll
ML Strategy Growth & Income	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Strategy Long-Term Growth	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Disciplined Equity	ML Large Cap Core	BR Large Cap Core	Doll
BR Dividend AchieversTM	ML Equity Dividend	BR Equity Dividend	Shearer
BR Large Cap Growth	ML Large Cap Growth	BR Large Cap Growth	Doll
BR Large Cap Value	ML Large Cap Value	BR Large Cap Value	Doll

Taxable Fixed Income Funds

ML Inflation Protected	BR Inflation Protected	BR Inflation Protected	Spodek/Weinstein
ML Intermediate Term	ML Core Bond	BR Bond	Anderson/Amero/Marra/Phillips
ML Short Term U.S. Government	BR Low Duration	BR Low Duration	Anderson/Amero/Kopstein
ML U.S. Government	BR Government Income	BR Government Income	Phillips/Pellicciaro
ML U.S. High Yield	BR High Yield	BR High Yield	Gary/Amero

Municipal Funds

BR New Jersey Tax-Free	ML New Jersey Municipal	BR New Jersey Municipal	Jaeckel
BR Pennsylvania Tax-Free	ML Pennsylvania Municipal	BR Pennsylvania Municipal	Bock
BR UltraShort Municipal	ML Short Term Municipal	BR Short Term Municipal	Hayes

PROPOSED MUTUAL FUND NAME AND/OR PORTFOLIO MANAGER CHANGES

PORTFOLIO IMPACTED	NAME CHANGE	PORTFOLIO
MANAGEMENT TEAM

Equity Funds

ML Global Equity Opportunities	BR Global Dynamic Equity	No Change
ML Small Cap Growth	BR Small Cap Growth II	Wagner/Leary/Thut
BR Health Sciences	BR Health Sciences Opportunities	No Change

Taxable Fixed Income Funds

ML High Income	BR High Income	Gary/Amero
ML Real Investment	BR Real Investment	Spodek/Weinstein
ML Low Duration	BR Short Term Bond	Anderson/Amero/Kopstein
ML World Income	BR World Income	Gordon/Hussain/Gary
ML Core Bond	BR Bond	Anderson/Amero/Marra/Phillips
BR Intermediate Bond	BR Intermediate Bond II	No Change[1]
BR Intermediate PLUS Bond	BR Intermediate Bond	No Change[1]
BR Core Bond Total Return	BR Total Return II	No Change[1]
BR Core PLUS Total Return	BR Total Return	No Change[1]

Municipal Funds

BR Delaware Tax-Free[2]	BR Delaware Municipal	O’Connor
BR Kentucky Tax-Free[2]	BR Kentucky Municipal	O’Connor
BR Ohio Tax-Free[2]	BR Ohio Municipal	O’Connor
BR Tax-Free Income[3]	BR AMT-Free Municipal	O’Connor

[1]	It is anticipated that following the closing of the MLIM and BlackRock transaction, Matthew Marra and Andrew J. Phillips will join Keith Anderson and Scott Amero in the day-to-day management of the portfolios.

[2]	Portfolio guidelines will be expanded to allow greater latitude to purchase AMT bonds (shareholder vote required) and bonds rated below investment grade.

[3]	Portfolio guidelines will be expanded to allow bonds rated below investment grade.
MLIM is a registered service mark of Merrill Lynch & Co., Inc.
NPR723-7/2006

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.